UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2014

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Announces Two Ground-Based High-Speed Rail Signaling Contract Wins for Qingdao - Rongcheng Line and Jilin – Huichun Line

Beijing, China – May 16th , 2014 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed two contracts to provide the ground-based high-speed rail signaling system and equipment to Qingdao-Rongcheng high-speed rail line (“Qing Rong Line”) and Jilin- Huichun high-speed rail line(“Ji Hui Line”), valued at RMB127.38 million or approximately USD $20.67 million in total, with designed running speed of 250 km/h for both lines. The contract size for Qing Rong Line is RMB65.33 million or approximately USD $10.60 million, and Ji Hui Line is RMB62.05 million or approximately USD $10.07 million. The two lines are expected to be operated by the end of 2014 and in October of 2015 respectively.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description
99.1	Press Release, dated May16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:	/s/ Baiqing Shao
Mr. Baiqing Shao
Chief Executive Officer

Date: May 16, 2014

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated May16, 2014.